Exhibit 3

Buenos Aires, August 8, 2011

Mr. Alejandro Vanoli

President of the Argentine Securities

and Exchange Commission

(Comisión Nacional de Valores)

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.). Financial Statements  2011, 2nd quarter - Approval.

Dear Mr. Vanoli,

This letter is addressed to you, in compliance with the provisions of Chapter XXIII, Article 1, subparagraph b.4) of the Rules of the Commission (text as per Res. No. 368/01), to submit the abstract of the relevant part of Minutes No. 324 of Board of Directors’ Meeting held on August 5, 2011 at Avda. del Libertador 6363, 11th floor, City of Buenos Aires, in relation to the Board of Directors’ approval of the SECOND ITEM of the agenda: 3) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the second quarter of the fiscal year ended June 30, 2011.

Yours sincerely,

Diego Manuel Allegue
Agent

CONSIDERATION OF THE GENERAL BALANCE SHEET, STATEMENT OF INCOME, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, STATEMENT OF CASH FLOWS, SUPPLEMENTAL DOCUMENTS, INFORMATIVE REPORT, INFORMATION REQUIRED UNDER SECTION 68 OF THE REGULATIONS OF THE BUENOS AIRES STOCK EXCHANGE, REPORTS OF THE CERTIFYING ACCOUNTANT AND THE SUPERVISORY COMMITTEE, ALL WITH RESPECT TO THE SECOND QUARTER OF THE FISCAL YEAR ENDED JUNE 30, 2011.

MINUTES No. 324: In the City of Buenos Aires, on August 5, 2011, at 11 a.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) (the “Company”) and the Statutory Auditors held a meeting. In the absence of the Chairman of the Board of Directors, the meeting was chaired by the Vice-Chairman, Marcos Marcelo Mindlin, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] the SECOND ITEM of the Agenda: 2) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the second quarter of the fiscal year ended June 30, 2011. The Vice-Chairman gave the floor again to Mr. Ruíz who detailed the most relevant aspects of the draft of Financial Statements for the fiscal year ended June 30, 2011.

BALANCE SHEET

TOTAL ASSETS totaled AR$MM 5,506.1 at 2011 fiscal year-end as compared to AR$MM 5,031.7 at 2010 fiscal year-end, representing a 9.4% increase, mainly deriving from an increase in permanent investments,

TOTAL LIABILITIES recorded AR$MM 2,923.6 at 2010 year-end as compared to AR$MM 3,492.4, representing a 19.4% increase, mainly due to loans taken and PUREE values retained by the Company as temporary offset of MCM pending authorization to be applied to rates.

STATEMENT OF INCOME:

1. INCOME FROM SERVICES RENDERED

This line item includes net sales of penalties, fines and discounts, late payment surcharges, proceeds from the right to use posts and connections and reconnections charges. During the fiscal year under analysis, it totaled AR$MM 1,141. During the second quarter, it reached AR$MM 548,9. As compared to the previous fiscal year, it increased by AR$MM 50,1 basically in sales of energy, equal to a 4.6% increase.

2. PURCHASES OF ENERGY
Purchases of energy increased by 8.21%, from AR$MM 562,2 to AR$MM 569,4, mainly due to a quantity effect, as net units purchased were 5.2% higher than in 2010 and also due to an effect as the average unit purchase price was recorded at AR$61,5 MWh in 2011 as compared to AR$59,5 MWh disclosed in the same period in 2010.

3. GROSS MARGIN
Based on the information above, it may be inferred that the margin increased by AR$MM 6,9, equal to a 1.2% increase.

4. OPERATING COSTS
These costs recorded an aggregate increase of AR$MM132,4, i.e., a 28% higher than that of the previous year, and recorded a 37.9% increase as compared to the first quarter, broken down as follows:

•  Transmission and distribution costs: their increase totaled AR$MM103,6 made up of salary and social security payables and services hired.
·  Administrative expenses: their increase totaled AR$MM5,2 made up of an increase in outsourcing payments.
•  Marketing expenses: their increase was of AR$MM23,5 due to salaries and contractors' payments, offset with a reduced charge in bad debts provision.

5. OTHER INCOME/(LOSS), NET
This line item recorded a loss of AR$MM 20,2 as compared to the AR$MM 14,2 recorded in the same period of the previous fiscal year, basically due to higher non-operative expenses related to legal contingencies.

6. INCOME/(LOSS) FROM PERMANENTE INVESTMENTS

As a consequence of the incorporation of new companies acquired in March, an income of AR$MM 36,7 was recorded which relates to an AR$MM 30,8 income plus a negative goodwill amortization for AR$MM 5,9. It should be noted that said income only applies to the 4-month period in which the Company exercised control over the subsidiaries. In addition, negative goodwill derives from the difference between the fair value assessment of assets and liabilities acquired versus the value actually paid for them.

7. NET INCOME/(LOSS)

It recorded an AR$MM 16,7 loss, which in the absence of the new subsidiaries’ effect, would have reached AR$MM 53,4.

8. FINANCIAL INCOME/LOSS
• Generated by assets: AR$MM 12,3 income was recorded, resulting from income from interest earned on placements, and exchange differences, offset by the ITF.
• Generated by liabilities: AR$MM 125,3 loss was recorded, mainly as a consequence of accrued interest, changes in exchange rate and the ITF.
Net financial income/(loss) recorded AR$MM 113,0 loss, and AR$MM 58,8 were recorded during the second quarter.

9. REPURCHASE OF NOTES AND OTHER INSTRUMENTS

This line item totaled AR$MM 16,2 including net present value assessment of receivables and debts.

10. INCOME/(LOSS) BEFORE TAXES

It recorded a AR$MM 145,9 loss, as compared to the 2010 income of AR$MM 16,1, mainly due to a decrease in income/(loss) from ordinary operations caused by the rise in costs and maintenance of revenue, the growth of which depends on a higher consumption.

11. INCOME TAX
It recorded AR$MM 51,4 positive charge considerably different from the AR$MM 17,4 negative charge of the previous period, mainly due to the loss recorded during the fiscal year.

Income tax is calculated by applying the deferred tax method intended to balance tax burden registration with accounting recognition pursuant to accounting rules that may differ from the tax treatment.

CHANGES IN SHAREHOLDERS’ EQUITY

As of closing date, this line item totaled AR$MM 2,013.7. During the year, the following accounting transactions took place:

a)	Loss for the fiscal year for AR$MM 94,5.

STATEMENT OF CASH FLOWS

During the fiscal year, it recorded an decrease in cash flows (cash + investments not exceeding 3 months) by AR$MM 515,9 after investments in property, plant and equipment for AR$MM 134,3, net increase in debts for AR$MM 256,1, purchase of subsidiaries for AR$MM 567,1 and loans granted for the restructuring of their financial liabilities for AR$MM 280,0. Funds generated by operating transactions amounted to AR$MM 209,4.

In the second quarter, cash flow recorded an increase, with AR$MM 94,6 increase in funds generated by PUREE.

CONSOLIDATED FINANCIAL STATEMENTS
In accordance with the professional and regulatory rules in force, the Company incorporates, since the date of their acquisition, EMDERSA and AESEBA and consolidates its balance sheet based on the straight-line method provided for in RT 21.
At the time of the acquisition, net assets and liabilities of their respective goodwill and dividends pending payment adjusted by the percentages of interest held by the Company were allocated. The result thereof was compared with the payment actually made and the outcome is the negative goodwill recorded at the beginning of the year of AR$MM 483,6. That goodwill is amortized in the remaining weighted average period of the useful life of assets owned by each subsidiary, which results in approximately 26 years, and an amortization of AR$MM 5,9.

In the consolidated financial statements, Total Assets amount to AR$MM 6.366,8 and Total Liabilities to AR$MM 4.124,4, while minority interests of third parties total AR$MM 228,7.

The result for the Company is improved by AR$MM 36,7 as noted in the relevant paragraph of the statement of income, as this is also reflected in a positive income/(loss) from ordinary operations.

In turn, cash flows are slightly improved due to a higher holding of funds at year-end of AR$MM 66,9, as a consequence of a better generation of operative funds of AR$MM 132,8, after investments in property, plant and equipment of AR$MM 227,7, decrease in loans of AR$MM 79,5 and payment of dividends of AR$MM 36,0.

IFRS PROJECT

The International Accounting Standards project is being implemented and no significant deviation from the goals and terms fixed in the timely approved plan was recorded, and the Company is the process of diagnosing conclusions, particularly as regards the application or not of IFRIC 12. As regards subsidiaries, their review and status report were commenced for each of them in connection with their implementation.

After discussion moved by the Vice-Chairman, the Board of Directors unanimously decided to approve all documents submitted for consideration in that item of the Agenda, which were to be transcribed in the Company’s corporate books. Furthermore, and in the absence of the Chairman of the Board of Directors, the Vice-Chairman moved for the Director Luis Pablo Rogelio Pagano to sign all documents considered thereat, which motion was unanimously approved.

[…] There being no further issues to transact, the meeting was adjourned at 12:30 a.m.”. Signed by Messrs. Marcos Marcelo  Mindlin; Gustavo Mariani; Luis Pablo Rogelio Pagano; Maximiliano Fernández; Eduardo Llanos; Edgardo Volosín; Ricardo Torres; Daniel Abelovich; Eduardo Quiles and Jorge Pardo.

Diego Manuel Allegue
Agent